Exhibit 4.1
DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934
The following description is a summary of the material terms that are included in our amended and restated articles of incorporation (the "Articles") and our amended and restated code of regulations (the "Regulations"). This summary is qualified in its entirety by the specific terms and provisions contained in the Articles and the Regulations, copies of which are incorporated by reference to exhibits to the Annual Report on Form 10-K for the year ended November 30, 2019, and by the provisions of applicable law.
Description of the Capital Stock

The authorized capital stock of OMNOVA Solutions Inc. (the "Company") consists of 150,000,000 shares of stock, including:

•	135,000,000 common shares, $0.10 par value per share; and

•	15,000,000 preferred shares, $1.00 par value per share.
Common Shares

Voting Rights. Each outstanding Company common share is entitled to one vote on all matters submitted to a vote of shareholders. Holders of common shares do not have the right to cumulative voting in the election of directors.

Dividends. Subject to rights of any holders of preferred stock, each outstanding Company common share is entitled to such dividends as may be declared from time to time by our board of directors.

Other rights. The holders of common shares do not have any preemptive, subscription, conversion, redemption or sinking fund rights. In the event of the Company's liquidation, dissolution or winding up, common shares holders will be entitled to receive, on a pro rata basis, any assets remaining after provision for payment of creditors and any holders of preferred shares.

Listing of Common Shares. The Company's common shares are listed on the New York Stock Exchange under the trading symbol "OMN."

Transfer Agent and Registrar. Computershare serves as the transfer agent and registrar for the Company's common shares.

Preferred Shares

The Company's Board of Directors has the authority, without action by the shareholders, to designate and issue preferred shares in up to three series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of the Company's common shares. It is not possible to state the actual effect of the issuance of any preferred shares upon the rights of common share holders until the Board of Directors determines the specific rights of the holders of the preferred stock. However, the effects might include:

•Restricting dividends on the Company's common shares;
•Diluting the voting power of the Company's common shares;
•Diminishing the rights or value of the Company's common shares in a liquidation; or
•Delaying or preventing a change in control of the Company without further action by shareholders.

The Company has no present plans to issue any shares of preferred stock. The specific terms of the shares of serial preferred shares will be described to shareholders at the time preferred shares are to be issued. The Company will file with the Securities and Exchange Commission a copy of the amendment to its Articles that will contain the terms of each new series of serial preferred shares with the Securities and Exchange Commission at the time of issuance.

Possible Anti-Takeover Provisions Relating to OMNOVA Solutions

Some provisions of Ohio law, the Articles and the Regulations may have the effect of delaying, deferring or discouraging another party from acquiring control of the Company.

Articles and Regulations

Certain provisions of the Company's Articles and Regulations may make an acquisition of control by means of a tender offer, open market purchase, proxy fight, or otherwise more difficult. For example:

•	The Board of Directors is divided into three classes, serving three-year staggered terms.

•
The board of directors is authorized, without further shareholder approval, to issue a new series of preferred stock with terms that may make an acquisition by a third person more difficult or less attractive;

•
Special meetings of the stockholders may be called only (i) by the Chairman, President, or by a majority board of directors or (ii) by the holders of at least 50% of all shares outstanding and entitled to vote at a shareholder meeting upon written request to the Chairman, President or Company Secretary;

•	Shareholders are required to comply with advanced written notice procedures with respect to shareholder proposals and shareholder nomination of candidates for election as directors

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The affirmative vote of at least 80% of the voting power of the Company is required to approve any agreement of merger or consolidation of the Company with or into another entity, a proposed liquidation or dissolution of the Company, or any amendment to these supermajority voting requirements.

Limited Shareholder Action by Written Consent

The Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, unless otherwise amended by the Company's Regulations. The Company's Regulations are silent as to action by written consent of the shareholders.

Ohio Control Share Acquisition Act

The Ohio General Corporation Law provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of such voting power;

•	one-third or more but less than a majority of such voting power; and

•	a majority or more of such voting power.

While the Company has the right to opt out of the application of the Control Share Acquisition Act in in the Articles or Regulations, the Company has not elected to do so.

Merger Moratorium Statute

Chapter 1704 of the Ohio Revised Code, known as the Merger Moratorium Statute, prohibits specified business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and an “Interested Shareholder” (as such term is defined in Section 1704.01 of the Ohio Revised Code) for a period of three years after a person becomes an Interested Shareholder, unless, prior to such date, the directors approved either the business combination or other transaction or approved the acquisition that caused the person to become an Interested Shareholder. Under the Merger Moratorium Statute, an Interested Shareholder generally includes any beneficial owner of shares of an Ohio corporation who, alone or with others, may exercise or direct the exercise of at least 10% of the voting power of the corporation in the election of directors.

Following the three-year moratorium period, the corporation may engage in the covered transaction with the Interested Shareholder only if:

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the transaction receives the approval of the holders of shares entitling them to exercise at least two-thirds of the voting power of the corporation in the election of directors (or a different proportion specified in the corporation’s articles of incorporation), including at least a majority of the voting shares held by persons other than an Interested Shareholder; or

•
the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation’s shares or the amount that would be due to the shareholders if the corporation were to dissolve.

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While the Company has the right to opt out of the application of the Merger Moratorium Statute in the Articles or Regulations, the Company has not elected to do so.